Mail Stop 6010

								August 9, 2005


Michael Sorell
President and CEO
Neurologix, Inc.
One Bridge Plaza
Fort Lee, NJ 07024

	Re:	Neurologix, Inc.
		Form 10-KSB for the Year Ended December 31, 2004
		Proxy Statement on Schedule 14A filed March 30, 2005
		File No. 0-13347

Dear Mr. Sorell:

	We have reviewed your filing and have the following comments. Please address the comments by filing an amended Form 10-KSB within three weeks. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB

General

1. The Company Overview section of your website seems to indicate you began doing clinical trials for Canavan in 1999 in addition to the trial for Parkinson`s Disease. The Form 10-KSB does not appear to discuss this trial. Although your website is not incorporated by reference into the filing, it should be consistent with the filing.
Is this trial material? If it is not, please consider deleting the information from your website. If it is material, please provide the information in the Form 10-KSB.

Business of the Company, page 2

2. Please file as an exhibit your agreement with Universida
Federal de
Sao Paolo, as it appears to be material to your business.  See
Item
601(b)(10)(i)(B) of Regulation S-B. If you do not believe this agreement is material, please provide us with an analysis explaining why.

Item 2. Description of Property, page 14

3. Please file as exhibits both of the lease agreements discussed in this section. See Item 601(b)(10)(i)(D) of Regulation S-B. If you do not believe these agreements are material, please provide us with an analysis explaining why.

Signatures, page 43

4. We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in your amended Form 10-KSB. If Mark S. Hoffman, the principal financial officer, also serves as the controller or principal accounting officer, his signature should be captioned as such in the amended filing. See General Instruction C.2 to Form 10-
KSB. Please file the Form 10-KSB amendment in its entirety so it is clear that the principal accounting officer or controller is taking liability for the whole document.

PROXY STATEMENT

Certain Relationships and Related Transacitons, page 16

5. In your amended Form 10-KSB, please file as exhibits the consulting agreement with Refac and the investment banking services contract with
Palisade Capital Securities.

*	*	*

	As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Greg Belliston at (202) 551-3861 or me at
(202)
551-3715 with any questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Stephen M. Banker, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP
	Four Times Square
	New York, New York 10036
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Michael Sorell
Neurologix, Inc.
August 9, 2005
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